SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                   ___________

                                     FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           Schering-Plough Corporation

              (Exact name of registrant as specified in its charter)



         New Jersey                                              22-1918501

         (State of incorporation or organization)              (IRS Employer
                                                               Identification
                                                               No.)



         One Giralda Farms, Madison, New Jersey                07940-1000

         (Address of principal executive offices)              (Zip Code)



         Securities to be registered pursuant to Section 12(b) of the Act:



              Title of each class              Name of each exchange on to be
              so registered                    which each class is to be
                                               registered

         Preferred Share Purchase Rights       New York Stock Exchange


         Securities to be registered pursuant to Section 12(g) of the Act:



                                          None

                                    (Title of Class)







          Item 1.  Description of Securities To Be Registered.

                   On June 24, 1997, the Board of Directors of Schering-Plough Corporation (the "Company") redeemed, effective as of July 10, 1997, all of the outstanding rights (the "Existing Rights") to purchase shares of Series A Junior Participating Preferred Stock, par value $1.00 per share, issued pursuant to the Rights Agreement, dated as of July 25, 1989, between the Company and the Bank of New York, at a redemption price of $.00125 per Existing Right (such price to be paid on July 30, 1997), and, in conjunction therewith, declared a dividend of one preferred share purchase right (a "New Right") for each share of common stock, par value $1.00 per share (the "Common Shares"), of the Company outstanding at the close of business on July 10, 1997 (the "Record Date") to the stockholders of record on that date. Each New Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company at a price of $200 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the New Rights are set forth in a Rights Agreement (the "New Rights Agreement"), dated as of June 24, 1997, between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

                   Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the New Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of New Rights attached thereto.

                   The New Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the New Rights), the New Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the New Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the New Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the New Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of New Rights being attached thereto, will also constitute the transfer of the New Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution


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          Date, separate certificates evidencing the New Rights ("Right
          Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the New Rights.

                   The New Rights are not exercisable until the Distribution Date. The New Rights will expire on July 10, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the New Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

                   The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the New Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (ex-cluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

                   The number of outstanding New Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each New Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                   Preferred Shares purchasable upon exercise of the New Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                   Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each New Right should approximate the value of one Common Share.


                                   Page 3 of 7







                   In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a New Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the New Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the New Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a New Right, other than New Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the New Right.

                   At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the New Rights (other than New Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Com-pany's preferred stock having equivalent rights, preferences and privileges), per New Right (subject to adjustment).

                   With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                   At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the New Rights in whole, but not in part, at a price of $.01 per New Right (the "Redemption Price"). The redemption of the New Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the New Rights, the right to exercise the New Rights will terminate and the only right of the holders of New Rights will be to receive the Redemption Price.

                   The terms of the New Rights may be amended by the Board of Directors of the Company without the consent of the holders of the New Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then


                                   Page 4 of 7







          known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the New Rights.

                   Until a New Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, in-cluding, without limitation, the right to vote or to receive dividends.

                   The New Rights have certain anti-takeover effects. The New Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of New Rights being acquired. The New Rights should not interfere with any merger or other busi-ness combination approved by the Board of Directors since the New Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares.

                   The foregoing description of the New Rights Agreement is qualified in its entirety by reference to the full text of the New Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.



          Item 2.  Exhibits.

                   1. Rights Agreement, dated as of June 24, 1997, between Schering-Plough Corporation and The Bank of New York which includes the form of Right Certificate as Exhibit A, the Summary of Rights to Purchase Preferred Shares as Exhibit B, and the form of Certificate of Amendment of Certificate of Incorporation, setting forth the terms of the Series A Junior Participating Preferred Stock, par value $1.00 per share, as Exhibit
                        C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Common Shares.


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                                        SIGNATURE



                   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



          Dated:  June 30, 1997

                                       SCHERING-PLOUGH CORPORATION


                                       By /s/ E. Kevin Moore
                                          E. Kevin Moore
                                          Vice President and Treasurer

































                                   Page 6 of 7







                                      EXHIBIT LIST





                    1.  Rights Agreement, dated as of June 24,
                        1997, between Schering-Plough
                        Corporation and The Bank of New York
                        which includes the form of Right
                        Certificate as Exhibit A, the Summary of
                        Rights to Purchase Preferred Shares as
                        Exhibit B, and the form of Certificate
                        of Amendment of Certificate of
                        Incorporation, setting forth the terms
                        of the Series A Junior Participating
                        Preferred Stock, par value $1.00 per
                        share, as Exhibit C.  Pursuant to the
                        Rights Agreement, printed Right
                        Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the Common Shares.


















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